EXHIBIT 99.6

Performance of Infosys for the First Quarter ended June 30, 2004 Nandan M. Nilekani S.Gopalakrishnan Chief Executive Officer, President and Managing Director Chief Operating Officer and Deputy Managing Director

Safe Harbour Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2004. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the company.

Agenda Financial Performance Operational Performance Client Acquisition & Expansion of Services Human Resources Capex and Infrastructure Outlook for the Future Summary

Financial Performance

Highlights Q1 FY 05 Q4 FY 04 Q1 FY 04 Indian GAAP Y-O-Y Growth Income 38.6% 31.1% 43.2% PAT from ord. Activities 39.2% 29.1% 29.3% US GAAP Y-O-Y Growth Revenues 43.4% 40.1% 49.2% Net income 42.4% 44.6% 36.0% New clients 29 36 22 Repeat business 98.5% 88.6% 97.8% Headcount Gross addition 3,233 2, 849 2, 592 Net addition 2,305 2,425 2,101 Period end headcount 27,939 25,634 17,977

Highlights (Indian GAAP) (Rs. crore) FY2005 FY2004 FY 2004 % growth over Q1 Q4 Q1 Q4 04 Q1 04 Income 1,517.38 1,349.45 1,094.70 12.44 38.61 S/w development expenses 805.22 707.09 579.60 13.88 38.93 Gross profit 712.16 642.36 515.10 10.87 38.26 S,G&A expenses 222.89 193.19 164.62 15.37 35.40 Operating profit 489.27 449.17 350.48 8.93 39.60 Depreciation 52.53 64.42 45.14 (18.46) 16.37 Operating profit after depreciation 436.74 384.75 305.34 13.51 43.04 Other income 15.70 1.82 31.94 762.64 (50.85) Provision for investment (0.01) 0.80 6.36 (101.25) (100.16) PBT 452.45 385.77 330.92 17.28 36.72 Provision for tax 64.11 50.54 52.00 26.85 23.29 PAT from ordinary activities 388.34 335.23 278.92 15.84 39.23

Balance Sheet Summary (Rs. crore) June 30, 2004 % June 30, 2003 % LIABILITIES Shareholders' funds 3,812.89 100 3,186.47 100 Total liabilities 3,812.89 100 3,186.47 100 ASSETS Fixed assets 1,133.79 30 793.64 25 Investments 853.98 22 115.13 4 Deferred tax assets 44.20 1 38.34 1 Current assets Cash & equivalents 1,077.38 28 1,385.42 43 Accounts receivables 836.63 22 565.50 18 Other current assets 761.07 20 841.53 26 Less: Current liabilities (894.16) (23) (553.09) (17) Net current assets 1,780.92 47 2,239.36 70 Total Assets 3,812.89 100 3,186.47 100

Operational Performance

Region wise Revenue % FY2005 FY2004 FY2004 Q1 Q4 Q1 North America 65.2 65.5 74.7 Europe 22.2 20.3 17.4 India 1.6 1.2 2.1 Rest of the world 11.0 13.0 5.8 Total 100.0 100.0 100.0

Utilization Rates Including training Excluding training Q4 FY 2004 0.702 0.793 Q1 FY 2005 0.734 0.797

Revenues by Project type % FY2005 FY2004 FY 2004 Q1 Q4 Q1 Fixed Price 29.7 30.6 35.9 Time & Materials 70.3 69.4 64.1 Total 100.0 100.0 100.0

Onsite-Offshore Revenue split % FY2005 FY2004 FY 2004 Q1 Q4 Q1 Onsite 51.9 53.0 53.9 Offshore 48.1 47.0 46.1 Total 100.0 100.0 100.0

Customer Concentration FY2005 FY2004 FY2004 Q1 Q4 Q1 Top client contribution to revenues 5.3% 6.5% 5.7% Top 5 client contribution to revenues 21.6% 23.3% 23.7% Top 10 client contribution to revenues 34.3% 37.1% 36.7% Million dollar clients* 141 131 113 Five million+ dollar clients* 53 51 37 Ten million+ dollar clients* 27 25 19 Twenty million+ dollar clients* 15 12 10 Thirty million+ dollar clients* 8 6 4 Forty million+ dollar clients* 5 4 3 Fifty million+ dollar clients* 3 3 - * LTM

Client Acquisition & Expansion of Services

Client Acquisition & Expansion of Services Client acquisitions during the quarter were 29 Strengthened presence in financial services sector One of the top ten banks in the US selected Infosys and Progeon as strategic partners for IT and BPO Infosys started working with a leading services company providing consultative services for the secondary loan market. Infosys is assisting the company in improving its IT infrastructure In the Asia Pacific region, a subsidiary of one of the largest banking groups in Japan established a relationship with Infosys to build competitive applications and systems

Client Acquisition & Expansion of Services High-tech and manufacturing industry: A global leader in providing industrial hardware, software and services selected Infosys to support its business critical order processing systems worldwide One of the world's premier providers of IT equipment for power protection chose Infosys to help in the development and enhancement of its IT needs in its power infrastructure and management products A leading provider of intelligent network software for enhanced IP services in the US extended its relationship with Infosys for the development of critical software applications

Client Acquisition & Expansion of Services Retail practices: A major US retailer of toys, children's apparels and baby products chose Infosys to play a critical role in selecting and implementing new packages to transform its international merchandise One of the largest family footwear retailers in the US selected Infosys to upgrade its PeopleSoft applications European retail companies are also experiencing the benefit of Infosys' solutions in increasing their competitiveness. In a deal won along with the company's strategic partner, Microsoft, a major European retailer chose Infosys' Radio Frequency Identification solution this quarter

Client Acquisition & Expansion of Services Health care and insurance industry: A European multi-billion dollar insurance organization selected Infosys for the replacement of its existing global database. This project aims to achieve organization-wide uniformity and reduced licensing costs A major actuarial consulting and information technology services company in the Asia Pacific region sought Infosys' expertise in straight- through-processing from the internet for a series of their products in the insurance sector

Client Acquisition & Expansion of Services Energy and utilities industry: Infosys is partnering with one of the largest electric utilities systems in the US in a business consulting project. Infosys will work with the company to improve customer satisfaction, while reducing customer service operational cost A Europe-based international power and automation technology company is using Infosys consultants to conduct an IT strategy project designed to improve processes and technical functions of the current application portfolio Infosys was also chosen by a leading utilities company in the US to develop a new application designed to enhance the level of its service and productivity

Banking Products The sale of the Finacle(r) suite of products made significant headway in many countries across the globe In the Middle East, one of the top multinational banks in the UAE licensed Finacle(r) core banking, consumer e-banking, multi-channel alerts and CRM solutions National Bank, Saudi Arabia chose to deploy Finacle(r) to power its web- based initiatives A leading bank headquartered in Nigeria has become the 10th bank in Nigeria to be powered by Finacle(r) Finacle(r) core banking and consumer e-banking solutions have also been deployed by an offshore bank in Cayman Islands. One of the largest banks in Asia, headquartered in India, has licensed Finacle(r) core banking, internet banking and treasury solutions to power its international operations across 21 countries

Human Resources

Human Resources Total employee strength at 27,939 as on June 30, 2004, up from 25,634 as on March 31, 2004 Net addition of 2,305 employees during the quarter as compared to 2,425 during the quarter ended March 31, 2004 Gross addition of employees during the quarter was 3,233 out of which 746 were laterals 26,028 software professionals as on June 30, 2004, up from 23,860 as on March 31, 2004 Of these software professionals, 685 belong to the Banking Business Unit

Capex and Infrastructure

Capex and Infrastructure Capital expenditure of Rs. 154.46 crore was incurred during the quarter As on June 30, 2004, the company had 41,41,250 sq. ft of space capable of accommodating 23,603 professionals and 27,16,000 sq. ft under completion capable of accommodating 7,960 professionals

Outlook for the Future

Indian GAAP - Consolidated Quarter ending September 30, 2004 Income is projected to be between Rs. 1,631 crore and Rs. 1,645 crore; YOY growth of 42% to 43% Earnings per share is expected to be Rs. 15.1; YOY growth of 33% Fiscal year ending March 31, 2005 Income is projected to be between Rs. 6,731 crore to Rs. 6,772 crore; growth of 39% to 40% Earnings per share is expected to be Rs. 62.7; growth of 34%

Summary

Summary Increases guidance Expects revenue to grow 39% to 40% in fiscal 2005 Strong revenue growth during the quarter Our business model enabled us to respond quickly to enhanced business opportunities in the market place Continue to see a stable pricing environment Recently introduced a new approach to outsourcing called 'Modular Global Sourcing' Ongoing focus on integration of Infosys' subsidiaries with the overall strategy and operations of the corporation Restructuring into integrated Business Units has created multiple engines of growth with strong leadership Built systems and processes to scale upto the needs of the market place Continue to have a prudent forex hedging policy Cash position remains strong

Thank You